SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9/A
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)
BRIGHAM EXPLORATION COMPANY
(Name of Subject Company)
BRIGHAM EXPLORATION COMPANY
(Names of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
109178103
(CUSIP Number of Class of Securities)
Kari A. Potts
General Counsel and Corporate Secretary
Brigham Exploration Company
6300 Bridge Point Parkway, Building 2, Suite 500
Austin, Texas 78730
(512) 427-3300
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)
With copies to:
Joe Dannenmaier
Amy Curtis
Kenn Webb
Thompson & Knight LLP
One Arts Plaza
1722 Routh Street, Suite 1500
Dallas, TX 75201-2533
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Brigham Exploration Company (“Brigham”), filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2011 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by an indirect, wholly owned subsidiary (“Purchaser”) of Statoil ASA (“Parent”) to purchase all of the shares of Brigham’s common stock, par value $0.01 per share (the “Shares”), that are issued and outstanding, at a price of $36.50 per Share, net to the stockholder in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2011 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”), which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO, filed by Purchaser and Parent with the SEC on October 28, 2011. The Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as discussed below.

Item 8.	Additional Information
     Item 8 of the Schedule 14D-9 is hereby amended by inserting the following two paragraphs as the last two paragraphs under the heading “Litigation”:
     “On October 28, 2011, a putative class action was filed in District Court in Travis County, Texas purportedly on behalf of a class of stockholders of the Company, docketed as Schwimmer v. Brigham Exploration Company et al., Case No. D-1-GN-11-003317 (the “Schwimmer Complaint”). The Schwimmer Complaint names as defendants the Company, members of the Company’s Board of Directors, Parent and Purchaser. The Schwimmer Complaint seeks certification of a class of the Company’s stockholders and alleges, inter alia, that the members of the Company’s Board of Directors breached fiduciary duties owed to the Company’s stockholder by failing to engage in an appropriate sales process in connection with the proposed transaction with Parent and Purchaser and that both Parent and Purchaser aided and abetted the alleged breach of fiduciary duties. The Schwimmer Complaint seeks, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, the imposition of a constructive trust in favor of the plaintiffs and the members of the proposed class upon any benefits improperly received by defendants as a result of their alleged wrongful conduct and costs and disbursements of the action, including reasonable attorneys’ fees and experts’ fees.
     The Company believes the Schwimmer Complaint is without merit and that it has a valid defense to all claims raised by the plaintiffs in the Schwimmer Complaint. The Company intends to defend itself vigorously against this action.
      On October 31, 2011, the plaintiffs in the Goodman Complaint filed an Amended Verified Class Action Complaint (the “Amended Goodman Complaint”). The Amended Goodman Complaint continues to challenge the valuation of the Company, the negotiation process related to the Merger Agreement, and the terms of the Merger Agreement. It also alleges that this Schedule 14D-9 does not provide a full and fair account of the negotiation process or the work undertaken by Jefferies in issuing its fairness opinion. The Amended Goodman Complaint still asserts claims for breach of fiduciary duty against the Company’s directors and a claim for aiding and abetting the breaches against both Parent and Purchaser. Based on a proposed order being submitted to the court, the Amended Goodman Complaint would be designated as the operative complaint in the Delaware actions. The Company continues to believe that the Goodman Complaint and the Amended Goodman Complaint are without merit and intends to defend them vigorously.”

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: November 1, 2011	BRIGHAM EXPLORATION COMPANY
	By:	/s/ Eugene B. Shepherd, Jr.
		Name:	Eugene B. Shepherd, Jr.
		Title:	Chief Financial Officer and Executive Vice President